November 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549
Attention: Christy Adams

Re: Z3 Enterprises, Inc. f/k/a Bibb Corporation
Form 8-k
Filed September 24, 2010
File No. 000-52512

Dear Sir/Madam:

The following responses are filed in connection with the Commission's comment letter dated October 22, 2010.

1. With respect to comment number one and the Agreement for Acquisition with Usee, Inc. and Usee Ca, Inc.:

The transaction has been terminated as reported in the Company's filing on Form 8-k filed on November 15, 2010.

2. With respect to comment number two and matters related to including the Usee financial statements:

Upon review of the Usee financial statements, the transaction was terminated.

3. With respect to comment number three and matters related to the status of the Usee shareholders:

The Company made this determination based on the number of shares that would be issued and outstanding following closing of the Usee Acquisition.

- The Company hereby acknowledges:
- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing ; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Judson Bibb

Judson Bibb,
President